

Our Ref: SHR/03/49

April 26, 2003

03022068

SUPPL

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SEC MAIL PROCESSING RECEIVED MAY 06 2003 WASH. D.C. 155 SECTION

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

dlw 6/3

MH/TT/im/363
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中十號
Telephone 電話 (852) 2842 3200 Facsimile 傳真 (852) 2845 9333 Telex 電傳 HX 73017
www.hkbea.com

File No. 82-3443

Annex to Letter to the SEC
dated April 26, 2003 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since February 26, 2003 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Annual Report 2002
   Date : March 3, 2003
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

2. Document : Share Repurchase Circular
   Date : March 3, 2003
   Source of Requirement : HKSE Listing Rules

3. Document : Proxy Form
   Date : March 3, 2003
   Source of Requirement : HKSE Listing Rules

4. Document : Proposals for Amendments to the Articles of Association
   Date : March 3, 2003
   Source of Requirement : HKSE Listing Rules

5. Document : Scrip Circular and Form of Election in respect of 2002 final scrip dividend
   Date : March 4, 2003
   Source of Requirement : HKSE Listing Rules

6. Document : Form SC1 Return of Allotments
   Date : March 6, 2003
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Press announcement setting out the basis of allotment of the new shares to be issued under the 2002 final scrip dividend scheme
   Date : March 14, 2003
   Source of Requirement : HKSE Listing Rules

8. Document : Form SC1 Return of Allotments
   Date : March 25, 2003
   Source of Requirement : Hong Kong Companies Ordinance

9. Document : Form SC5 Particulars of a Contract Relating to Shares
Date : March 25, 2003
Source of Requirement : Hong Kong Companies Ordinance

10. Document : Ordinary and Special Resolutions at Annual General Meeting held on March 25, 2003
Date : March 25, 2003
Source of Requirement : Hong Kong Companies Ordinance

11. Document : Form D2 Notification of Changes of Secretary and Directors
Date : March 26, 2003
Source of Requirement : Hong Kong Companies Ordinance

12. Document : Annual General Meeting held on March 25, 2003 – Poll Results
Date : March 27, 2003
Source of Requirement : N/A

13. Document : Notification of Place of Register of Interests in Shares and Short Positions of Substantial Shareholders
Date : April 8, 2003
Source of Requirement : Hong Kong Securities and Futures Ordinance

14. Document : Form AR1 Annual Return
Date : April 22, 2003
Source of Requirement : Hong Kong Companies Ordinance

 BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Non-executive Directors:
Dr. LI Fook-wo
Mr. Alan LI Fook-sum
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. George HO
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong

3rd March, 2003

To the shareholders

Dear Sir or Madam,

PROPOSAL RELATING TO A GENERAL MANDATE TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposal to grant a general mandate to repurchase shares of the Bank. Your approval for the said proposal will be sought at the forthcoming Annual General Meeting of the Bank to be held on Tuesday, 25th March, 2003.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting of shareholders of the Bank held on 26th March, 2002 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution. In accordance with the terms of the approval, that general mandate will shortly expire on 25th March, 2003 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, the grant of fresh general mandate for the same purpose is being sought from shareholders and an ordinary resolution to grant the share repurchase mandate to the Bank's Directors will be proposed at the forthcoming Annual General Meeting. The Explanatory Statement required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to be sent to shareholders in connection with the proposed share repurchase resolution are set out in the Appendix to this document.

RECOMMENDATION

Your Directors consider that the above proposal is in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolution to be proposed at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
David LI Kwok-po
Chairman and Chief Executive

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:—

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$2.50 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed (the "Repurchase Mandate"). Based on the 1,446,377,070 shares of HK$2.50 each in the Bank ("Shares") in issue as at 21st February, 2003 (the latest practicable date prior to the printing of this document and assuming that there is no change in respect of the issued share capital of the Bank after the latest practicable date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the mandate to repurchase a maximum of 144,637,707 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate. So far as is known to the Directors, none of the shareholders of the Bank was interested in 10% or more of the issued share capital of the Bank which is required to be recorded in the Register of Interests pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance as at 21st February, 2003 (the latest practicable date prior to the printing of this document).

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this document.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:—

		Highest	**Lowest**
		HK$	*HK$*
2002:	February	15.85	14.60
	March	15.75	14.65
	April	16.40	15.15
	May	17.50	16.30
	June	17.00	15.25
	July	15.95	14.20
	August	15.05	14.15
	September	15.00	13.55
	October	14.35	12.70
	November	13.90	13.40
	December	13.80	12.85
2003:	January	14.50	13.10



BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

註冊辦事處：
香港
德輔道中10號

執行董事：
李國寶博士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

非執行董事：
李福和博士
李福深先生
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
何佐芝先生
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

敬啟者：

有關購回股份的一般性授權的建議

緒言

本文件旨在向　閣下提供有關購回股份的一般性授權之建議的資料。本銀行將於2003年3月25日星期二召開的股東周年常會上提請批准該建議。

購回股份的一般性授權

於2002年3月26日舉行的本銀行股東周年常會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司(「聯交所」)購回最多不超過於有關決議案通過之日本銀行已發行股本10%的股份。根據該項批准的條款，該一般性授權即將於2003年3月25日本銀行下屆股東周年常會結束時屆滿。為求與現行公司慣例一致，本銀行現尋求股東重新授予購回股份的一般權力，而有關授予購回股份的一般權力的普通決議案將於本銀行股東周年常會上提呈。按照《香港聯合交易所有限公司證券上市規則》(「上市規則」)規定須就建議的購回股份決議案寄發予股東的說明函件載於本文件的附錄。

推薦意見

董事會認為上述建議符合本銀行及其股東的利益，因此推薦全體股東於股東周年常會上投票贊成擬提呈的有關決議案。

此致

列位股東　台照

主席兼行政總裁
李國寶　謹啟

2003年3月3日

附 錄

以下為根據上市規則規定須就購回股份的一般性授權建議寄予股東的説明函件及根據《公司條例》第 49BA 條規定而發出的備忘錄：—

(i) 本銀行於將屆的股東周年常會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行的一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本10%的每股面值港幣2.50元的繳足普通股(「購回授權」)。按本銀行於2003年2月21日(本通函付印前的最後實際可行日期，並假設在最後實際可行日期後至有關決議案通過前本銀行之已發行股份沒有變動)已發行的每股面值港幣2.50元股份(「股份」)1,446,377,070股計算，本銀行根據此項授權可購回最多不超過144,637,707股的股份。

(ii) 儘管董事會現無意購回任何股份，他們相信購回授權所賦予的靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所的交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值的價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行的投資的股東有利，因為此等股東佔本銀行資產權益的百分比將按本銀行購回股份數目的比例而增加。此外，董事會行使購回授權將可增加股份在聯交所的成交量。

(iii) 董事會建議根據購回授權購回股份所需的款項將由本銀行及其附屬公司的可用現金或營運資金融資支付。根據本銀行組織章程大綱及細則以及香港法例的規定，本銀行用以支付購回股份的款項須來自可合法用於購回股份的資金。

(iv) 倘購回授權於建議中的購回期間任何時間全部行使，對本銀行的營運資金或資產負債狀況(與本銀行最新刊發的年報所載經審核賬目所披露的狀況比較)可能會產生重大的不利影響。然而，董事會不會建議在對本銀行的營運資金規定或董事會所不時認為對本銀行而言屬適當的資產負債水平產生重大不利影響的情況下行使購回授權。

(v) 本銀行的董事或(就董事會所知及經進行一切合理查詢後)他們的聯繫人士現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權的規定，行使本銀行購回股份的權力。

(vii) 倘本銀行購回股份而導致一位股東持有本銀行的投票權比例有所增加，按香港《公司收購及合併守則》(「收購守則」)所載，增加的比例將被視作增購股份投票權。若一位或多位一致行動的股東因此而取得或合共取得本銀行的控制權，便須遵照收購守則第26條作出強制收購。然而董事會並未知悉，如董事會根據購回授權購回股份後，將會引致收購守則規定下的任何後果。就董事會所知，於2003年2月21日(本通函付印前的最後實際可行日期)，本銀行並無股東持有本銀行10%或以上的已發行股本，而須根據《證券(披露權益)條例》第16條(一)款記錄於權益登記冊內。

(viii) 於本文件的刊發日期前6個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士(按上市規則的定義)知會他們現擬出售股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，他們不會出售任何該等股份予本銀行。

(x) 本銀行股份過去12個月期間每月在聯交所的最高及最低買賣價如下：—

		最高	**最低**
		港元	*港元*
2002年：	2月	15.85	14.60
	3月	15.75	14.65
	4月	16.40	15.15
	5月	17.50	16.30
	6月	17.00	15.25
	7月	15.95	14.20
	8月	15.05	14.15
	9月	15.00	13.55
	10月	14.35	12.70
	11月	13.90	13.40
	12月	13.80	12.85
2003年：	1月	14.50	13.10

THE BANK OF EAST ASIA, LIMITED

Proxy Form (84th Annual General Meeting to be held on 25th March, 2003)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of ______________[2] shares of HK$2.50 each in The Bank of East Asia, Limited hereby appoint the Chairman of the Meeting[3] or failing him ______________________________

of ______________________________

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the 84th Annual General Meeting of the Bank and at any adjournment thereof to be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m. and to vote for me/us as indicated below:

	Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1.	*To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2002 together with the Reports of the Directors and of the Auditors.*		
2.	To declare a final dividend.		
3.	*To re-elect the following Directors:*		
	(a) Mr. WONG Chung-hin		
	(b) Dr. LEE Shau-kee		
	(c) Dr. Simon LI Fook-sean		
	(d) Dr. Allan WONG Chi-yun		
4.	To re-appoint KPMG as Auditors of the Bank.		
5.	Ordinary Resolution on item 5 (To grant a general mandate to the Directors to issue additional shares).		
6.	Ordinary Resolution on item 6 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
7.	Ordinary Resolution on item 7 (To extend the general mandate granted to the Directors pursuant to item 5).		
8.	Special Resolution on item 8 (To amend the Articles of Association of the Bank).		

Dated this ____________ day of ______________ 2003.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete 'the Chairman of the Meeting' and insert the name and address of the person you wish to appoint in the space provided. The number of proxy so appointed shall not exceed two. A proxy need not be a member of the Bank. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. *Please indicate with a '√' in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf.* In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

東亞銀行有限公司

代表委任書（2003年3月25日舉行之第84屆股東周年常會）

本人／我們[1] ____________________

地址 ____________________

是 ____________ [2]股每股面值港幣2.50元的東亞銀行有限公司股份的註冊股東，茲委任大會主席[3]若其亦不能出席，則委任 ____________________

地址 ____________________

代表本人／我們出席在2003年3月25日（星期二）上午11時假香港中環干諾道中3號麗嘉酒店大禮堂召開的第84屆股東周年常會及其一切續會，並按以下指示就下列各項投票[4]：

	通過根據股東周年常會通告內的事項	贊成	反對
一	省覽截至2002年12月31日止年度本銀行總結與董事會及核數師報告書。		
二	宣布派發末期股息。		
三	選舉下列人仕連任為董事：		
	a) 黃頌顯先生		
	b) 李兆基博士		
	c) 李福善博士		
	d) 黃子欣博士		
四	再度聘請畢馬威會計師事務所為本銀行核數師。		
五	第五項之普通決議案（授權董事會增發新股）。		
六	第六項之普通決議案（授權董事會購回銀行本身股份）。		
七	第七項之普通決議案（擴大授予董事會根據第五項發行新股的權力）。		
八	第八項之特別決議案（修改本銀行之組織章程細則）。		

2003年 ____________ 月 ____________ 日

股東簽署：____________________

股東姓名：____________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以 閣下名義註冊的股份數目，凡未填寫清楚的委任書將被認為是代表所有以 閣下名義註冊的本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內填寫委任代表的姓名及地址。獲委任為代表的人數不得超過兩名。代表人毋須為本銀行股東。 閣下於填妥及交回代表委任書後仍可親自出席周年常會及於會上投票。在此情況下，委任代表文件將視為經已撤銷。
4. 請在每項決議案右邊適當空格按 閣下的投票意願填上「√」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先的註冊股東親自或委任代表所投的一票為有效，因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。
6. 此代表委任書必須由 閣下或以書面授權的代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權的職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明的授權文件副本，於股東周年常會或其續會召開48小時前送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司，方為有效。
8. 此委任書若有任何改動，必須由署名者加簡簽。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult an exchange participant or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, exchange participant or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

PROPOSALS FOR AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice of annual general meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m. is set out on pages 42 to 47 of the Annual Report 2002 of the Company sent together with this circular. A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a member. A completed form of proxy must be deposited with Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3rd March, 2003

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003, at 11:00 a.m., the notice of which is set out on pages 42 to 47 of the Annual Report 2002 of the Company sent together with this circular or, where the context so admits, any adjournment thereof;
"Annual Report and Accounts"	the profit and loss accounts, balance sheets, group accounts (if any), reports of the Directors and of the Auditors and other documents (if any) as are required by the Companies Ordinance to be laid before a general meeting of a company;
"Articles of Association"	the articles of association of the Company, as originally adopted, or as from time to time altered in accordance with the Companies Ordinance;
"Auditors"	the auditors for the time being and from time to time of the Company;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange;
"Shareholders"	holders of Shares;
"Shares"	shares of HK$2.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company whether incorporated in Hong Kong or elsewhere; and
"Summary Financial Report"	in relation to a listed company, a summary financial report of the Company which complies with section 141CF(1) of the Companies Ordinance.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. David LI Kwok-po
(Chairman and Chief Executive)
Mr. Joseph PANG Yuk-wing
(Deputy Chief Executive)
Mr. CHAN Kay-cheung
(Deputy Chief Executive)

Non-executive Directors:
Dr. LI Fook-wo
Mr. Alan LI Fook-sum
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. George HO
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong

Registered Office:
10 Des Voeux Road Central
Hong Kong

3rd March, 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. INTRODUCTION

The purpose of this circular is to give you information on the proposals to amend the Articles of Association, for your consideration and, if thought fit, approval at the AGM to be held on 25th March, 2003.

2. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Financial Reports

On 4th January, 2002, amendments to the Companies Ordinance came into force to permit a listed company incorporated in Hong Kong to send, subject to the consent of the relevant recipient, copies of Summary Financial Reports in place of the Annual Report and Accounts to its shareholders, debenture holders and any other person entitled for the purposes of a general meeting of the Company. A listed company is also allowed, subject to the consent of the relevant recipient, to treat the publication of the Annual Report and Accounts and/or the Summary Financial Report on a computer network as discharging its obligation under the Companies Ordinance to send a copy of the relevant documents to its shareholders, debenture holders and any other person entitled.

Prior to these amendments to the Companies Ordinance, it was necessary for the Company to send each Shareholder and debenture holder, among others, a copy of the Annual Report and Accounts. The Articles of Association, in its present form, require the delivery of printed copies of Annual Reports and Accounts to Shareholders and debenture holders, and does not permit the Company to send Summary Financial Reports to Shareholders and debenture holders. In order to take advantage of the potential cost savings resulting from the amendments to the Companies Ordinance, a special resolution will be proposed at the AGM to amend the Articles of Association, among other things, to allow the Company to distribute Summary Financial Reports to Shareholders and debenture holders who would prefer to receive these in place of the Annual Report and Accounts and to enable the Company to offer Shareholders and debenture holders the choice to forego receipt of a printed copy of either the Annual Report and Accounts or the Summary Financial Report and to rely on the versions of those documents published on the Company's website.

Even if Shareholders vote in favour of the special resolution, they will still be able to choose to receive printed copies of the Annual Report and Accounts.

Corporate Communications

Chapter 2 of the Listing Rules was amended on 15th February, 2002 to allow listed companies to send or otherwise make available corporate communications, including but not limited to the Annual Report and Accounts, the Summary Financial Report, the interim report, notices of general meetings and circulars, to holders of securities using electronic means and in either English or Chinese only or in both English and Chinese if that is allowed under applicable laws and regulations and the listed company's own constitutional documents.

In order to achieve such flexibility under the new rules, the Directors propose to introduce certain amendments to the Articles of Association which will enable the Company, subject to the extent permitted by the Companies Ordinance, Listing Rules and any applicable laws, rules and regulations:

(1) with the shareholders' prior consent, to send or otherwise make available the Company's corporate communications (within the meaning ascribed thereto under the Listing Rules) using electronic means; and

(2) to send the Company's corporate communications to shareholders in either the English language only, the Chinese language only or in both the English language and the Chinese language.

Even if Shareholders vote in favour of the special resolution, there will be no change in the manner in which the Company issues corporate communications to Shareholders unless and until notice has been sent to Shareholders to ascertain their wishes with respect to the various options available for receiving corporate communications.

Indemnity

An amendment to the Articles of Association will also be proposed at the AGM to the effect that the Auditors will be excluded as a party entitled to be indemnified by the Company against all liabilities incurred by the Auditors. The Directors consider that it is inappropriate for the Company to give an indemnity to the Auditors.

General changes to modernise and update the Articles of Association

The Directors propose that a number of additional amendments be made to the Articles of Association to modernise and update certain provisions relating to the management of the Company. The changes are summarised as follows:

(1) the Articles of Association provide that the Chief Executive of the Company shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. The Directors consider that the Chief Executive, if he is a Director, should also be subject to rotation requirements. It is proposed that the relevant Articles of Association be deleted so that the exemption from rotation requirements applicable to the Chief Executive of the Company will be removed;

(2) it is proposed that the Articles of Association be amended to allow the Company to appoint more than one Chief Executive in order to accommodate any future development and expansion of the business of the Company; and

(3) it is proposed that the Articles of Association be amended to specifically provide that notices of meetings of the Directors may be issued in writing, by word of mouth, by telephone, by facsimile, by telex or telegram, or by electronic mail or in

such other manner to the Directors as the Board may from time to time determine, and that meetings of the Directors may be conducted by means of telephone or videoconferencing or any other electronic means.

Annual General Meeting

A special resolution to amend the Articles of Association is proposed at the AGM. The notice of annual general meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m. is set out on pages 42 to 47 of the Annual Report 2002 of the Company sent together with this circular. Details of the special resolution are set out in the notice of AGM.

A shareholder may appoint a proxy to attend and vote in his place. A proxy need not be a member. A completed form of proxy must be deposited with Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

Existing Articles 84, 85, 86, 101, 102, 128, 130, 131 and 135 of the Articles of Association, which will be amended/replaced as described above, are set out in the Appendix to this circular.

3. RECOMMENDATION

The Directors consider that the adoption of the proposed amendments to the Articles of Associations are in the best interests of the Company and the Shareholders, and accordingly recommend you to vote in favour of the special resolution to be proposed at the AGM.

Yours faithfully,
By Order of the Board
David LI Kwok-po
Chairman and Chief Executive

The following are the existing Articles 84, 85, 86, 101, 102, 128, 130, 131 and 135 of the Articles of Association:

"Article 84" Notwithstanding any other provision of these Articles, the Chief Executive of the Company shall not whilst holding office as such be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year.

"Article 85" (A) The Board may from time to time appoint one of its body to be Chief Executive of the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

(B) Subject to any express directions of the Board, the Chief Executive shall have the authority for implementing the policies of the Company as determined by the Board and shall have the general supervision of its operations.

(C) In addition to the foregoing, the Board may entrust to and confer upon the Chief Executive any other powers exercisable by it upon such terms and conditions and with such restrictions as it may think fit, and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of such revocation shall be affected thereby.

(D) In addition to the foregoing, the Board may from time to time appoint one or more of its body to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

"Article 86" The Chief Executive and any other Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

"Article 101" Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

"Article 102" The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

"Article 128" A copy of every balance sheet and profit and loss account, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Ordinance, and copies shall also be sent in appropriate numbers to the Stock Exchange in accordance with the terms of any listing agreement for the time being binding on the Company or with the continuing obligations binding on the Company by virtue of any listing.

"Article 130" Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Company either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address as appearing in the Register or by delivering it to or leaving it at such registered address addressed as aforesaid. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or delivery to all the joint holders. Alternatively, a notice may be served on any Member by advertisement in one leading local English and one leading local Chinese newspaper circulating in Hong Kong for such period as the Directors think fit.

"Article 131"	Any such notice or other document, if sent by post, shall be deemed to have been served or delivered 24 hours after the time when it was put in the post (airmail if posted from Hong Kong to an address outside Hong Kong), and in proving such service or delivery it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document delivered or left at a registered address otherwise than by post shall be deemed to have been served or delivered on the day it was so delivered or left. Any notice served by advertisement shall be deemed to be given on the first date on which it is advertised in both one leading local English and one leading local Chinese newspaper.
"Article 135"	Every Director, Executive Director, manager, secretary, officer and auditor of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary, officer or auditor in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動有**任何疑問**，應諮詢交易所參與者或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的交易所參與者或其他代理商，以便轉交買主或承讓人。



BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

修訂組織章程細則的建議

東亞銀行有限公司謹訂於2003年3月25日(星期二)上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開股東周年常會。股東周年常會通告載於本公司2002年度年報第42頁至第47頁，並連同本通函一併寄出。股東可委任代表代其出席並於會上投票。委任代表毋須為股東。填妥的代表委任表格最遲須在股東周年常會指定舉行時間48小時前，交回香港灣仔告士打道56號東亞銀行港灣中心地下的標準証券登記有限公司。

2003年3月3日

目 錄

釋　義

在本通函內，除非文義另有規定外，否則下列詞語的涵義如下：

「股東周年常會」	指	本公司謹訂於2003年3月25日(星期二)上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開的股東周年常會，或(如文義允許)其任何續會。股東周年常會的通告載於本公司2002年度年報第42頁至第47頁，並連同本通函一併寄出；
「年報及賬目」	指	損益賬、資產負債表、集團賬目(如有)、董事會報告及核數師報告，以及公司條例規定須送呈公司股東大會的其他文件(如有)；
「組織章程細則」	指	本公司原先採納的組織章程細則，並根據公司條例經不時修訂；
「核數師」	指	本公司當其時及不時的核數師；
「公司條例」	指	《公司條例》，香港法例第32章；
「本公司」	指	東亞銀行有限公司，於香港註冊成立的有限公司；
「董事」	指	本公司董事；
「上市規則」	指	聯交所證券上市規則；
「股東」	指	股份持有人；
「股份」	指	本公司股本中每股面值2.50港元的股份；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	本公司一間於當其時及不時在香港或任何其他地方註冊成立的附屬公司(定義見《公司條例》第2(4)條)；及
「財務報告摘要」	指	就上市公司而言，符合《公司條例》第141CF(1)條規定的財務報告摘要。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

執行董事：
李國寶博士(主席兼行政總裁)
彭玉榮先生(副行政總裁)
陳棋昌先生(副行政總裁)

非執行董事：
李福和博士
李福深先生
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
何佐芝先生
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

註冊辦事處：
香港
德輔道中10號

敬啟者：

修訂組織章程細則的建議

1. 緒言

本通函乃旨在向　閣下提供有關建議修訂組織章程細則的資料，以便在本公司謹訂於2003年3月25日召開的股東周年常會上，藉以考慮並酌情通過該等建議。

2. 修訂組織章程細則

財務報告

於2002年1月4日，《公司條例》作出的修訂宣告生效，准許於香港註冊成立的上市公司在取得有關收件人的同意後，可向其股東、債券持有人及其他有權出席本公司股東周年常會的人士，寄發財務報告摘要以取代年報及賬目。上市公司亦可在取得有關收件人的同意後，將在電腦網絡上刊載年報及賬目及／或財務報告摘要，視為已遵行須根據《公司條例》的規定，向其股東、債券持有人及其他有權取得該等文件的人士寄發有關文件的責任。

在《公司條例》作出上述修訂前，本公司必須向每名股東及債券持有人寄發(其中包括)年報及賬目。根據本公司現行的組織章程細則規定，本公司須向股東及債券持有人送呈年報及賬目的印刷本，而不可向股東及債券持有人寄發財務報告摘要。為善用《公司條例》作出有關修訂後可節省成本的好處，本公司將於股東周年常會上提呈一項特別決議案，以修訂組織章程細則，當中包括准許本公司向選擇收取財務報告摘要代替年報及賬目的股東及債券持有人，派發財務報告摘要。本公司亦可藉此讓股東及債券持有人有權選擇放棄收取年報及賬目或財務報告摘要的印刷本，改為以本公司在其網站上刊載該等文件的版本作為依據。

即使股東投票贊成通過該項特別決議案，彼等仍可選擇收取年報及賬目的印刷本。

公司通訊

《上市規則》第2章已於2002年2月15日作出修訂，准許上市公司以電子形式向證券持有人，寄發或以其他方式提供公司通訊，包括但不限於年報及賬目、財務報告摘要、中期報告、股東大會通告及通函。在適用法律及規例以及上市公司本身的組織章程文件准許的情況下，上市公司可利用中文、英文或雙語(中英文)發送。

為求達到新規則所賦予的靈活性，董事建議修訂若干組織章程細則，容許本公司在《公司條例》、《上市規則》、任何適用法律以及規則及規例所准許的範圍內：

(1) 在取得股東事先同意後，可以電子形式寄發或以其他方式提供公司通訊（具《上市規則》所賦予的涵義）；及

(2) 以中文、英文或雙語（中英文）向股東寄發本公司的公司通訊。

除非及直至本公司向股東發出通告，確認彼等對希望收取公司通訊的各種不同方式所作出的選擇，否則即使股東投票贊成該項特別決議案，本公司向股東發出公司通訊的方式仍將維持不變。

彌償保證

此外，本公司將會在股東周年常會上提出修訂組織章程細則的建議，藉以豁免本公司須就核數師所引致的所有債務向核數師作出彌償。董事認為，本公司向核數師作出彌償保證並不恰當。

更新組織章程細則使其現代化的一般改動

董事建議對組織章程細則作出多項額外修訂，以更新若干有關本公司管理事宜的條文，使其現代化。有關改動現概述如下：

(1) 組織章程細則規定，本公司的行政總裁不必輪席告退，在計算每年需告退的董事人數時亦不需包括在內。董事認為行政總裁本身若是董事，則應遵守輪席告退的規定。現建議刪除相關的組織章程細則，以便刪去對本公司行政總裁適用的輪席告退規定豁免；

(2) 建議修訂組織章程細則，准許本公司委任一名以上行政總裁，以配合本公司未來的業務發展及擴充；及

(3) 建議修訂組織章程細則，明文規定本公司可以書面、口頭通知、電話、傳真、電傳或電報、電子郵件或董事會可不時自行決定的該等其他方式，向

董事發出董事會議通告，並可透過電話、視像會議或任何其他電子方式舉行董事會議。

股東周年常會

本公司將於股東周年常會上提呈一項特別決議案以修訂組織章程細則。東亞銀行有限公司謹訂於2003年3月25日（星期二）上午11時正，假座香港中環干諾道中3號麗嘉酒店大禮堂召開股東周年常會，股東周年常會通告載於本公司2002年度年報第42頁至第47頁，並連同本通函一併寄出。股東周年常會通告內已載列該項特別決議案的詳情。

股東可委任代表代其出席並於會上投票。委任代表不必為股東。填妥的代表委任表格最遲須在股東周年常會指定舉行時間48小時前，交回香港灣仔告士打道56號東亞銀行港灣中心地下的標準証券登記有限公司。

現有的組織章程細則中第84、85、86、101、102、128、130、131及第135條，將如前述作出修訂／取代，並已載於本通函附錄內。

3. 推薦建議

董事認為採納修訂組織章程細則的建議乃符合本公司及股東的最佳利益。因此，董事建議　閣下投票贊成本公司即將於股東周年常會上提呈的特別決議案。

此致

列位股東　台照

承董事會命
主席兼行政總裁
李國寶
謹啟

2003年3月3日

現有組織章程細則中，第84、85、86、101、102、128、130、131及第135條如下：

「第84條」　儘管本章程另有規定，本公司之行政總裁於任期內無需根據輪值告退亦不應在決定應卸任董事數目時被計算在內。

「第85條」　(甲) 董事局可不時委任局中成員之一為行政總裁，並決定任期及委任條件，並可撤銷或終止任何該等委任。前述之該等撤銷或終止行動將不影響該董事對本公司或本公司對該董事就違反該撤銷或終止行動所包括之服務合約之任何索償。

(乙) 除董事局之明文指引外，行政總裁將有權執行由董事局決定之政策，並對其運作作一般的監督。

(丙) 除上述者外，董事局可在其認為適合之條件及限制下，委託及賦予行政總裁任何其他權力，而排除其既有之權力或與其並存，並可不時撤銷，收回，改變或變更所有或任何該等權力，但不知該撤銷行動而誠實與該行政總裁有交易者，將不受撤銷之影響。

(丁) 除上述者外，董事局可不時委任一個或多個董事局成員出任本公司之其他職位或行政職位，決定其任期及其他委任條件，並可撤銷或終止該等委任。任何該等撤銷或終止行動，將不影響該董事對本公司或本公司對該董事就違反該撤銷或終止行動所包括之服務合約之任何索償。

「第86條」　行政總裁及任何其他執行董事應收取由董事局決定之酬金（不論是月薪，佣金，分賬或其他形式），該酬金可代替其作為董事之酬金亦可作額外收入。

「第101條」

董事局會議之通告，凡親自交予董事或口頭通知或以書面送往董事最後知道或其呈報本公司以作通訊用途之其他地址，即作已正式發出通告論。不在或即將離開香港之董事可要求董事局把董事局會議通告以書面形式送往其最後知悉或向本公司呈報以作通訊用途之其他地址，該通告毋須於發出通告予在香港之董事前發出，又倘該董事未有提出上述要求，董事局毋須對當時不在香港之董事發出董事局會議通告。董事局可事前或事後放棄任何會議之通告。

「第102條」

董事局之法定人數可由董事局訂定，又除非董事局另有訂定，法定人數應為四人，方可進行議事。倘其他董事局不反對及有不足法定人數之嫌，任何在董事局會議停任之董事可繼續出席會議，以董事身份辦事及被計算在法定人數內，直至該會議結束為止。

「第128條」

凡即將在本公司大會面呈之每一個資產負債表及盈虧賬戶之副本，包括法例規定之每一附件及文件，應連同核數師報告副本一併送予根據條例規定之有關人仕，又適量之副本應根據任何當時對本公司具有約束力之上市協議或因任何上市而繼續對本公司具有約束力之責任而送往證券交易所。

「第130條」

本公司發出通告或其他文件(包括股份股票)可用手遞或連同預付郵費之函件郵寄往該會員在登記冊上之登記地址或發予或留在前述之登記地址。在共同持有股份情況下，將任何通告或其他文件發予或交予足夠通告予共同持有人論。除上述途徑外，倘通告刊登在香港銷售之著名中英文報章各一份，以董事認為適合之期限刊登即作發出足夠通告論。

「第131條」

任何該等通告或其他文件，若以郵政寄出（香港以外之地址應寄空郵）於寄出二十四小時後應視為已送達論。又只要該通告附有正確之地址，郵票及以郵政寄出，得視為足夠証明証實已發出或交予該通告。任何不經郵寄而交予或留在某一登記地址之通告或其他文件，應視發出或交予當日已送達論。登載通告者，應視其首日同時登載本地著名之中英報章各一份為已送達論。

「第135條」

本公司的每一董事，執行董事，經理，秘書，職員及核數師，倘以該董事，執行董事，經理，秘書，職員或核數師身份，對任何訴訟（不論刑事或民事）進行抗辯而得直或獲釋，或根據條例而提交之有關申請獲得法院豁免其責任，所引致之債務將獲本公司從其基金賠償。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.


BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Non-executive Directors:
Dr. LI Fook-wo
Mr. Alan LI Fook-sum
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. George HO
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong

Dear Shareholder,

4th March, 2003

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2002
SHARE OPTION IN LIEU OF CASH DIVIDEND

1. Particulars of the Scrip Dividend Scheme

On 11th February, 2003 your Directors declared a final dividend of HK$0.35 per share for the year 2002 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Tuesday, 25th March, 2003 to shareholders whose names were on the Register of Members at the close of business on Tuesday, 4th March, 2003. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 26th February, 2003.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.35 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Friday, 7th March, 2003 to Thursday, 13th March, 2003. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 13th March, 2003. The basis of allotment of the New Shares will be published in the press on Friday, 14th March, 2003.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2002, but will rank pari passu in all other respects with the existing shares.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Tuesday, 25th March, 2003. Save that the Convertible Bonds due 2003 issued by the Bank are listed on the Luxembourg Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the final dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **by 4:00 p.m. on Wednesday, 19th March, 2003**.

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing ***by 4:00 p.m. on Wednesday, 19th March, 2003.***

If you wish to receive your dividend in cash in respect of the current final dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend and all future dividends permanently, you should enter a (√) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. A person receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The shares of the Bank have not been registered under the applicable securities legislation of either the United States of America or Canada and therefore may not be allotted by way of scrip dividend to any shareholder whose registered address is in the United States of America or any of its territories or possessions, or in Canada and any such shareholder will receive the 2002 final dividend wholly in cash.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

上述(乙)與(丙)項選擇下的新股的零碎股份將不予配發，而有關利益將歸本銀行所有。所發行的新股除不能享有截至2002年12月31日止的財政年度所宣布派發的末期股息外，將與本銀行現有股份享有同等權益。

二、 以股代息計劃之條件

是項以股代息計劃須待股東在周年常會上通過有關的決議案及聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

三、 寄發股票及新股報價上市

本銀行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2003年3月25日星期二以平郵寄予股東，如有郵誤，由收件股東承擔責任。除本銀行已發行於2003年到期的可換股債券在盧森堡證券交易所上市外，本銀行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。

四、 中央結算及交收系統(「中央結算系統」)

本銀行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本銀行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、 選擇表格

本銀行現隨函附上一份選擇表格*(見附註)*，以便股東就末期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，**於2003年3月19日星期三下午4時前**交回並送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司。

*附註：凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請**於2003年3月19日星期三下午4時前**以書面通知標準証券登記有限公司。*

閣下如欲就今次末期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次末期股息收取新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次末期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(√)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、 香港以外地區的股東

凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在選收新股以代替現金股息之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及(或)選擇表格的股東，除非當地法律允許本銀行發出此項邀請而無須辦理登記或其他法律手續，否則概不得將上述函件及(或)表格作為選收新股之邀請論。

本銀行的股份並未有根據美國或加拿大證券法例辦理登記手續，因此不能向註冊地址為美國及其領土或屬土或加拿大的人士發出選收新股以代替現金股息的邀請。該等股東將全部以現金收取2002年度末期股息。

此致

列位股東 台照

公司秘書

何金蘭 謹啟

2003年3月4日

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。


BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

執行董事：
李國寶博士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

非執行董事：
李福和博士
李福深先生
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
何佐芝先生
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

註冊辦事處：
香港
德輔道中10號

敬啟者：

截至2002年12月31日止年度的末期股息以股份代替現金的選擇

一、　股息派發詳情

本銀行董事會於2003年2月11日宣布派發2002年度末期股息每股港幣3角5仙，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2003年3月25日星期二派發予2003年3月4日星期二辦公時間結束時已登記在股東名冊上的股東。是次參予以股代息計劃的最後接受辦理股份過戶登記期日為2003年2月26日。

股東因此可選擇收取下列任何一項：

(甲)　每股港幣3角5仙現金；或
(乙)　每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙)　部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本銀行現有股份在香港聯合交易所有限公司(「聯交所」)於2003年3月7日星期五至3月13日星期四的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理



THE BANK OF EAST ASIA, LIMITED
FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2002 - FORM OF ELECTION
東亞銀行有限公司截至2002年12月31日止年度的末期股息 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, STANDARD REGISTRARS LIMITED, G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE, 56 GLOUCESTER ROAD, WANCHAI, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部分收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本銀行之股份登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., WEDNESDAY, 19TH MARCH, 2003 2003年3月19日星期三下午4時

BOX B 乙欄 NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址



BOX C 丙欄 NUMBER OF REGISTERED SHARES AS AT 4TH MARCH, 2003 於2003年3月4日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2002 FINAL DIVIDEND OF HK$0.35 PER SHARE)
選擇收取股份（只就每股港幣3角5仙之2002年度末期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 ： 如　閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2002 FINAL DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2002年度末期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES.
A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

TO THE BANK OF EAST ASIA, LIMITED 致東亞銀行有限公司：

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ---------------------------------- TEL. NO. 電話號碼

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 ： （一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本銀行不會就收到本表格一事發給收據。
CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	TUESDAY, 25TH MARCH, 2003 2003年3月25日星期二

Serial No. 000001

PERMANENT RECEIPT OF CASH DIVIDEND
長期收取現金股息

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), HEREBY GIVE NOTICE THAT I/WE WISH TO RECEIVE ALL FUTURE DIVIDENDS IN CASH IN RESPECT OF ALL MY/OUR REGISTERED SHARES. I/WE DO NOT INTEND TO ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF ALL FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES FOR ALL MY/OUR REGISTERED SHARES. I/WE REQUEST THE BANK NOT TO SEND ANY FORM OF ELECTION UNTIL MY/OUR FURTHER NOTICE IN WRITING AND ACCORDINGLY WAIVE ANY RIGHTS IN THAT RESPECT UNDER THE ARTICLES OF ASSOCIATION OF THE BANK.
本人／吾人為下面簽署及上列之股東，茲通知　貴銀行，本人／吾人欲就名下登記之股份日後所獲派發之股息，全部收取現金。本人／吾人無意就名下登記之股份選擇收取股份以代替現金股息。同時要求　貴銀行無須再寄予有關之選擇表格，直至本人／吾人之書面通知為止，亦即放棄根據公司組織章程細則股東應獲寄予選擇表格之權利。

NOTE : THIS REQUEST CAN BE REVOKED AT ANY TIME BY NOTICE IN WRITING TO THE SHARE REGISTRAR OF THE BANK. SUCH REVOCATION NOTICE IS ONLY APPLICABLE TO THOSE DIVIDENDS DECLARED OR PAID AFTER SUCH NOTICE IS RECEIVED BY THE REGISTRAR.
附註 ： 本指示可隨時由股東向本銀行股份登記處發出書面通知予以撤消，撤消通知僅適用於自股份登記處收到該通知以後所宣布派發或支付之股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ----------------------------------

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN.
(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 ： (一) 所有聯名持有人均須簽署。
(二) 股東如屬有限公司，則表格須由正式授權人簽署。



Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

05	02	2003	To 至	17	02	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$80,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$306,880.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,615,942,675.00

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-32,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$306,880.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-32,000-		
	Total Shares Allotted by Class 各類別股份分配總額	-32,000-		

Signed 簽名：[signature]

(Name 姓名)：(Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期： - 6 MAR 2003

Delete whichever does not apply 請刪去不適用者

South China Morning Post, 14th March, 2003


BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2002

The scrip entitlements under the 2002 Final Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 7th March, 2003 to Thursday, 13th March, 2003 (both days inclusive) which was HK$14.33.

In our circular letter to shareholders dated 4th March, 2003, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2002 in cash at HK$0.35 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Friday, 7th March, 2003 to Thursday, 13th March, 2003 (both days inclusive) which was HK$14.33. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Wednesday, 19th March, 2003 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.35}{14.33}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2002, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk after the conclusion of the Annual General Meeting on Tuesday, 25th March, 2003.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 13th March, 2003.



Companies Registry
公 司 註 冊 處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

05	03	2003	To 至	25	03	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$11,148,425.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$115,080.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,627,091,100.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-12,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$115,080.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Ordinary	4,447,370	$2.50	$2.50	Nil	Nil

Consideration for which the Shares have been Allotted 分配上述股份的代價

See the attached Appendix

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-12,000-		
See the attached CD-ROM		-4,447,370-		
	Total Shares Allotted by Class 各類股份分配總額	-4,459,370-		

Signed 簽名：[signature]

(Name 姓名)：(Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期： 25 MAR 2003

*Delete whichever does not apply 請刪去不適用者

Company No.255

Appendix

Form SC1

6. Consideration for which the Shares have been Allotted

A sum of HK$11,118,425.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 4,447,370 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 4th March, 2003 who had validly elected to receive new shares in lieu of cash dividend of HK$0.35 per share.

Signed ______________ (Secretary)



Companies Registry
公 司 註 冊 處

Form 表格 **SC5**

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號: 255

1	Company Name 公司名稱	The Bank of East Asia, Limited 東亞銀行有限公司
2	Number of shares allotted as fully or partly paid up otherwise than in cash 以非現金繳付全部或部分股款而分配的股份數目	4,447,370
3	Class of shares 股份類別	Ordinary
4	Nominal amount of each share 每股的面額	$2.50
5	Amount to be considered as paid up on each share otherwise than in cash 每股被視爲以非現金繳付股款的款額	$2.50
6	If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	Capitalisation issue – 4,447,370 shares allotted under scrip dividend scheme. Please refer to the attached Appendix for the nature of consideration.

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

收件日期 RECEIVED
25-03-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

7 If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :
如作出的分配是爲了清償或部分清償財產的買價，請述明該項財產以及提供清償買價的方式的詳情：

(1) Brief description of property
財產的簡述

—

(2) Purchase price
買價

(a) Total amount of consideration as paid on ________ shares allotted otherwise than in cash
以非現金繳付股款而分配的 ________ 股所付代價的總款額

$ —

(b) Cash
現金

$ —

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)
購買人所解除的債項或所承擔的債務的款額(包括按揭；有關所收購財產的債項或債務)

$ —

Total purchase price
總買價

$ —

8 Breakdown of the total purchase price of the property which is the subject of the sale :
有關所售賣的財產的總買價的細目分類：

(1) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)
永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(2) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)
批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(3) Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)
批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）

$ —

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

(4)	Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(5)	Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產（不包括在出售日期並非處於實際分割狀態的工業裝置及機械）	$ —
(6)	Goodwill and benefit of contracts 商譽及合約的利益	$ —
(7)	Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$ —
(8)	Book and other debts 帳面債項及其他債項	$ —
(9)	Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$ —
(10)	Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$ —
(11)	Shares, debentures and other investments 股份、債權證及其他投資	$ —
(12)	Other property, viz. ______ 其他財產，即 ______	$ —
	Total Purchase Price 總買價	$ —

Signed 簽名：[signature]

(Name 姓名)：(Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期： 25 MAR 2003

* *Delete whichever does not apply 請刪去不適用者*

Company No.255

Appendix

Form SC5

6. A sum of HK$11,118,425.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 4,447,370 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 4th March, 2003 who had validly elected to receive new shares in lieu of cash dividend of HK$0.35 per share.

Signed ____________ (Secretary)

Company Number: 255

THE COMPANIES ORDINANCE
(CHAPTER 32)

ORDINARY RESOLUTIONS AND SPECIAL RESOLUTION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Passed on the 25th day of March, 2003

At the Annual General Meeting of the Members of The Bank of East Asia, Limited duly convened and held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Tuesday, 25th March, 2003 at 11:00 a.m., the following resolutions 1, 2 and 3 were passed as Ordinary Resolutions and resolution 4 was passed as a Special Resolution:—

1. "THAT
   (a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 20% of the aggregate nominal value of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; otherwise than any shares which may be issued pursuant to the following events:
      (i) a rights issue;
      (ii) the exercise of the rights of conversion attached to the Convertible Bonds due 2003 issued by the Bank;
      (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or
      (iv) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and
   (b) for the purposes of this Resolution:
      'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
      (i) the conclusion of the next Annual General Meeting of the Bank;
      (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

2. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the share capital of the Bank in issue as at the date of this Resolution as increased by the scrip dividend issue approved pursuant to item 2 of the Notice of this Meeting; and

(b) for the purposes of this Resolution:
'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:
(i) the conclusion of the next Annual General Meeting of the Bank;
(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and
(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

3. "THAT, conditional on the passing of Resolutions in item 5 and item 6 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 5 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 6 of the Notice of this Meeting."

4. "THAT the Articles of Association of the Bank be and are hereby amended in the following manner:

(a) By deleting Article 84 in its entirety.

(b) By adding the words "or more" immediately after the words "from time to time appoint one" and by deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(A).

(c) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(B).

(d) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 85(C).

(e) By deleting the word "Executive" and substituting therefor the word "Executive(s)" in Article 86.

(f) By deleting the existing Article 101 in its entirety and substituting therefor with the following new Article 101:

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

(g) By deleting the existing Article 102 in its entirety and substituting therefor with the following new Article 102:

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(h) By deleting the existing Article 128 in its entirety and substituting therefor with the following new Article 128:

128. (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

(i) By deleting the existing Article 130 in its entirety and substituting therefor with the following new Article 130:

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

(j) By deleting the existing Article 131 in its entirety and substituting therefor with the following new Article 131:

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

(k) By adding the following new Article 131A immediately after Article 131:

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(l) By deleting the existing Article 135 in its entirety and substituting therefor with the following new Article 135:

135. Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court."

(Signed) David LI Kwok-po
Chairman

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公司註冊處

Company Number 公司編號: 255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Type of Change 更改事項

- [✓] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

- [ ] Secretary 秘書
- [✓] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名: Ho George 何 佐芝

Surname 姓氏 / Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A112987(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	03	2003	N/A

Date 日期

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (PAUL)
Doc. No.: T0180008
Deadline: 07/04/2003

For Official Use
請勿填寫本欄

收件日期 RECEIVED
26 -03- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

255

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Ho Kam Lan) Date 日期： 25th March, 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

The Standard Thursday, March 27, 2003



BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Annual General Meeting held on 25th March, 2003
Poll Results

The Bank is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Bank held on 25th March, 2003 as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the Profit and Loss Account and Balance Sheets for the year ended 31st December, 2002 together with the Reports of the Directors and of the Auditors.	467,251,130 (99.53%)	2,199,790 (0.47%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend of 35 cents per share.	467,265,666 (99.53%)	2,199,040 (0.47%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3a.	To re-elect Mr. WONG Chung-hin as Director.	461,775,258 (99.33%)	3,111,240 (0.67%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3b.	To re-elect Dr. LEE Shau-kee as Director.	456,926,090 (98.29%)	7,951,624 (1.71%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3c.	To re-elect Dr. Simon LI Fook-sean as Director.	461,760,088 (99.33%)	3,122,640 (0.67%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3d.	To re-elect Dr. Allan WONG Chi-yun as Director.	461,776,613 (99.33%)	3,112,040 (0.67%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint KPMG as Auditors of the Bank.	462,501,164 (99.52%)	2,253,590 (0.48%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To grant a general mandate to the Directors to issue additional shares.	461,035,638 (98.21%)	8,386,076 (1.79%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6.	To grant a general mandate to the Directors to repurchase the Bank's own shares.	467,190,740 (99.52%)	2,245,840 (0.48%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
7.	To extend the general mandate granted to the Directors pursuant to item 5.	461,990,407 (98.42%)	7,433,876 (1.58%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
8.	To amend the Articles of Association of the Bank.	391,317,173 (83.50%)	77,324,773 (16.50%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was carried.		

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 26th March, 2003

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: THE BANK OF EAST ASIA, LIMITED

Companies Registry No.: 255

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

20/F., THE BANK OF EAST ASIA BUILDING, 10 DES VOEUX ROAD CENTRAL, HONG KONG

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

N/A

FOR AND ON BEHALF OF
THE BANK OF EAST ASIA, LIMITED

MOLLY HO KAM-LAN, FCS, FCIS
SECRETARY

Authorized Signatory

收件日期 RECEIVED
08-04-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

8th April, 2003

Dated


Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人　　☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

No.10 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

US$37,964,520.00

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (VIRG)
Doc. No.: T0180010
Deadline: 07/05/2003

For Official Use
請勿填寫本欄

Date of Return 本申報表日期		
25	03	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
255

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

		Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別		Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$	6,500,000,000.00	1,450,836,440	3,627,091,100.00	3,627,091,100.00
Total 總值		HK$6,500,000,000.00	1,450,836,440	HK$3,627,091,100.00	HK$3,627,091,100.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 11,529,723 shares of HK$2.50 par value each

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ____ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ____ .
於申報表日期的成員數目是 ________ 人。

9 Secretary 秘書

Name 姓名

Ho Kam Lan 何 金蘭

Surname 姓氏 / Other names 名字

Molly	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

12B, Majestic Court, 8 Tsui Man Street, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D289463(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

10 Directors 董事

1 Name 姓名

Li Kwok Po, David 李 國寶

Surname 姓氏 / Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Penthouse A, Tower 2, Dynasty Court, 23 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A982004(6)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

255

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Li Fook Wo 李 福和

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

A501, Villa Verde, 18 Guildford Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A109478(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Wong Chung Hin 黃 頌顯

Surname 姓氏 | Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

D72 Carolina Gardens, 34 Coombe Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A918026(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
25	03	2003
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號
255

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
Debenture Holders	55th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2002	To 至	31	12	2002

13 Certificate 證明書

(a) I certify that the information given in this Return (including 6 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名: [signature]

(Name 姓名): (Ho Kam Lan) Date 日期: 22 APR 2003

~~Director 董事~~ / Secretary 秘書



Companies Registry
公司註冊處

Form 表格 AR1
Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 6)
續頁 B 第 1 頁 (共 6 頁)

Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Fook Sum, Alan 福深

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 1 A/B Haking Mansion, 43 Barker Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D502171(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Lee 李	Shau Kee 兆基

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 36, MacDonell Road, 22/F., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A620864(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份: ☑ Director 董事 ☐ Alternate Director to 替代董事



Companies Registry
公 司 註 冊 處

Form 表格 AR1
Annual Return
周年申報表

Continuation Sheet B (Sheet 2 of 6)
續頁 B 第 2 頁 (共 6 頁)

Date of Return 本申報表日期		
25	03	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Fook Sean, Simon 福善

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 55, Perkins Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A311023(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Wong 黃	Chi Yun, Allan 子欣

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 12 Bowen Road, 29/F. & 30/F., Hong Villa, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A957296(4)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 6)
續頁 B 第 3 頁 (共 6 頁)

Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Kwok Sing 國星

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: B25, Estoril Court, 55 Garden Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D042347(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Pang 彭	Yuk Wing, Joseph 玉榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat B, 23/F., Block 9, Braemar Hill Mansion, 31 Braemar Hill Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A862765(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 4 of 6)
續頁 B 第 4 頁 (共 6 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	03	2003

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Mong 蒙	Man Wai, William 民偉

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: No.6 Essex Crescent, Kowloon Tong, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B172255(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Chan 陳	Kay Cheung 棋昌

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 22A Broadway, 8th Floor, Mei Foo Sun Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B905121(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 5 of 6)
續頁 B 第 5 頁 (共 6 頁)

Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lo 羅	Yau Lai, Winston 友禮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 5/F., Faber Villa, 17 Tai Tam Road, Stanley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A909089(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Khoo 邱	Kay Peng 繼炳

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P685205(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事



Companies Registry
公 司 註 冊 處

Form 表格 AR1
Annual Return
周年申報表

Continuation Sheet B (Sheet 6 of 6)
續頁 B 第 6 頁 (共 6 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
25	03	2003

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Kwok 郭	Ping Kwong, Thomas 炳江

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 8A, South Bay Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A991900(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Tzar Kai, Richard 澤楷

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 2505 Queen's Garden, Block C, 9 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D544977(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1
Annual Return
周年申報表

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)


Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

25	03	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

255

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	See the attached CD-Rom				
	Total 總數	1,450,836,440			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。